EXHIBIT 99(g)




     This Agreement, made as of this 23rd day of June, 1998, by and among FCNB Corp, a Maryland corporation ("FCNB"), and Stephen N. Ashman, an individual resident in the District of Columbia ("Ashman").

     WHEREAS, Ashman is the currently serving President and Chief Executive Officer of Capital Bank, National Association ("Capital"); and

     WHEREAS, FCNB, its wholly owned subsidiary FCNB Bank (the "Bank") and Capital have entered into an Agreement and Plan of Reorganization and Merger, of even date herewith (the "Merger Agreement"), pursuant to which Capital will be merged with and into the Bank, and each share of Capital Common Stock will be converted into shares of FCNB Common Stock as set forth in the Merger Agreement; and

     WHEREAS, as a condition of FCNB's and the Bank's obligations under the Merger Agreement and as a material inducement to FCNB and the Bank to enter into the Merger Agreement, FCNB has requested that Ashman agree to the termination of his existing employment agreement with Capital, originally entered into on November 5, 1991, and as amended to date (the "Employment Agreement"), effective as of the Effective Time of the Merger; and

     WHEREAS, FCNB, the Bank and Ashman desire to enter into this Agreement to effect the termination of such Employment Agreement and to set forth the amounts which Ashman shall be entitled to receive in severance and other compensation and benefits following the Effective Time,

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. At the Effective Time, the Employment Agreement shall be terminated and of no further force or effect, and Ashman shall have no further rights or obligations thereunder except with respect to the payment of Base Salary for the period ending at the Effective Time, neither FCNB nor the Bank shall have any rights or obligations thereunder.

     2. (a) FCNB agrees that at the Effective Time it shall pay Ashman, or shall cause the Bank to pay Ashman, a lump sum payment equal to that portion of Ashman's base salary, at a rate of $175,000 per year, which would have been payable during the period from the Effective Time until December 31, 1998. If the Effective Time shall not occur during 1998, Ashman shall not be entitled to any payment under this subsection (a).

(b) FCNB agrees that during the first week of January 1999 it shall pay Ashman, or shall cause the Bank to pay Ashman, a lump sum payment of $185,000, provided, however, that if the Effective Time shall not occur prior to January 1, 1999, then, in lieu of such payment, the FCNB shall pay Ashman of shall cause the Bank to pay Ashman, a lump sum payment equal to that portion of Ashman's base salary, at a rate of $185,000 per year, which would have been payable during the period from the Effective Time until December 31, 1999.

(c) FCNB agrees that at the time of payment of the amount set forth in subsection (b) above, it shall pay Ashman, or shall cause the Bank to pay Ashman, a lump sum payment equal to the product of $500 multiplied by the number of months beginning the month after the month in which the Effective Time occurs through December 1999, plus $10,000.


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     3. FCNB  agrees  that it shall pay  Ashman,  or shall cause the Bank to pay
Ashman, additional bonus compensation as follows:

               Amount                             Time Payable
---------------------------------     -------------------------------------

              $141,000                     First week of January 1999

               $50,000                     First week of January 2000

     4. FCNB agrees that it shall pay Ashman, or cause the Bank to pay Ashman, change in control severance compensation in the amount of $100,000, payable during the first week of January 2000.

     5. All compensation payable to Ashman pursuant to this Agreement shall be subject to deduction and withholding of all necessary Social Security, income and withholding taxes and any other sums required by law or authorized by Ashman.

     6. FCNB agrees that it shall cause Ashman to be provided with coverage under all of the FCNB welfare benefit plans, including but not limited to life, health, dental, vision and long term disability insurance (not its 401(k) or pension or retirement programs or plans, or cash, stock or option incentive plans), from the Effective Time until December 31, 1999, to the same extent as if he were a senior executive officer of FCNB.

     7. Ashman shall have no obligation hereunder to perform any services for FCNB or the Bank in order to receive the compensation and benefits set forth herein.

     8. Ashman's rights hereunder to receive the payments set forth in Section 4 hereof shall terminate in the event of a material breach of the provisions of the agreement of even date herewith, among FCNB, the Bank and Ashman in his capacity as a director of Capital, with respect to Ashman's activities in competition with FCNB and the Bank (the "Non-Compete"). Upon any such material breach, neither FCNB nor the Bank shall be required to make such payment if it is due at or subsequent to the date of such breach. Ashman shall have no obligation to disgorge any payment made under Section 4 as a result of any subsequent breach of the Non-Compete. Ashman's obligations with respect to activities in competition with FCNB and the Bank shall be governed solely by the Non-Compete. Nothing contained herein shall be construed as a limitation on or waiver of, any remedies, at law or equity, which FCNB or the Bank may have under the Non-Compete.

     9. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereto, superseding all prior understandings and agreements, written and oral.

     10. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

     11. Any illegality, invalidity or unenforceability of any provision hereof in any jurisdiction shall not invalidate or render illegal or unenforceable in such jurisdiction the remaining provisions hereof and shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction. In the event that the scope or duration of any provision hereof shall be found to be unenforceable in any jurisdiction, then such provision shall be interpreted to provide for the broadest scope or longest duration which would be enforceable in such jurisdiction.

     12. Capitalized terms used and not defined herein and defined in the Merger Agreement shall have the meaning ascribed to them in the Merger Agreement.


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     13. This  Agreement  may be executed in one or more  counterparts,  each of which shall be an original, and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day first above written.

                                                 FCNB CORP

                                        By:
                                            ------------------------------------
                                                 A. Patrick Linton, President
                                                   & Chief Executive Officer



                                        ----------------------------------------
                                                 Stephen N. Ashman